Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), January 22, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 350 million share buyback program announced on November 7, 2023, as the fourth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fourth Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
11/01/2024	EXM	6,890	321.5618	2,215,560.80
12/01/2024	EXM	6,920	319.5105	2,211,012.66
15/01/2024	EXM	7,026	315.8176	2,218,934.46
16/01/2024	EXM	6,979	315.3023	2,200,494.75
17/01/2024	EXM	6,990	315.1095	2,202,615.41
18/01/2024	EXM	6,931	318.1363	2,205,002.70
19/01/2024	EXM	6,735	318.8129	2,147,204.88
Total	—	48,471	317.7328	15,400,825.65

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fourth Tranche till January 19, 2024, the total invested consideration has been:

•Euro 79,905,746.64 for No. 246,565 common shares purchased on the EXM
•USD 30,295,782.71 (Euro 27,798,654.09*) for No. 83,738 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of January 19, 2024, the Company held in treasury No. 13,589,045 common shares equal to 5.29% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until January 19, 2024, the Company has purchased a total of 2,664,587 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 666,901,161.87.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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